Exhibit 99.4

ASML—Summary IFRS Consolidated Statement of Profit or Loss 1,2

	Three months ended,		Six months ended,
	Jun 30,	Jul 1,	Jun 30,	Jul 1,
(in millions EUR)	2013 [3]	2012	2013 [3]	2012

Net system sales	915.5	984.8	1,592.4	2,034.8
Net service and field option sales	271.2	242.9	486.4	444.8
Total net sales	1,186.7	1,227.7	2,078.8	2,479.6

Total cost of sales	(724.9)	(714.1)	(1,295.7)	(1,469.0)
Gross profit	461.8	513.6	783.1	1,010.6

Other income	16.3	—	30.5	—
Research and development costs	(116.7)	(72.4)	(218.4)	(150.2)
Selling, general and administrative costs	(69.2)	(50.8)	(131.9)	(107.2)
Operating income	292.2	390.4	463.3	753.2

Interest income (expense), net	(6.7)	0.9	(6.9)	(1.1)
Income before income taxes	285.5	391.3	456.4	752.1

Benefit from (provision for) income taxes	(26.5)	(49.8)	(41.7)	(93.2)
Net income	259.0	341.5	414.7	658.9

ASML—Summary IFRS Consolidated Statement of Financial Position 1,2

	Jun 30,	Dec 31,
(in millions EUR)	2013 [3]	2012

ASSETS
Property, plant and equipment	1,137.2	1,029.9
Goodwill	2,046.8	158.1
Other intangible assets	1,364.5	460.9
Deferred tax assets	236.7	188.6
Finance receivables	17.5	38.6
Derivative financial instruments	65.9	101.7
Other assets	223.6	206.9
Total non-current assets	5,092.2	2,184.7

Inventories	2,359.0	1,857.0
Current tax assets	49.4	57.1
Derivative financial instruments	35.0	50.1
Finance receivables	252.4	265.2
Accounts receivable	612.8	605.3
Other assets	232.5	166.0
Short-term investments	758.3	930.0
Cash and cash equivalents	1,592.3	1,767.6
Total current assets	5,891.7	5,698.3

Total assets	10,983.9	7,883.0

EQUITY AND LIABILITIES
Equity	7,050.7	4,498.2

Long-term debt	732.9	752.9
Derivative financial instruments	2.9	4.0
Deferred and other tax liabilities	441.3	132.8
Provisions	6.9	8.0
Accrued and other liabilities	260.0	401.1
Total non-current liabilities	1,444.0	1,298.8

Provisions	2.4	2.3
Derivative financial instruments	9.1	6.9
Current portion of long-term debt	3.8	3.6
Current and other tax liabilities	1.8	10.7
Accrued and other liabilities	1,960.1	1,873.5
Accounts payable	512.0	189.0
Total current liabilities	2,489.2	2,086.0

Total equity and liabilities	10,983.9	7,883.0

ASML—Summary IFRS Consolidated Statement of Cash Flows 1,2

	Three months ended,		Six months ended,
	Jun 30,	Jul 1,	Jun 30,	Jul 1,
(in millions EUR)	2013 [3]	2012	2013 [3]	2012

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	259.0	341.5	414.7	658.9

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	68.8	82.5	131.8	157.4
Impairment	2.6	1.1	2.7	1.1
Loss on disposal of property, plant and equipment	0.5	1.2	0.6	1.5
Share-based payments	9.4	4.4	15.1	8.8
Allowance for doubtful receivables	0.4	0.1	0.7	0.3
Allowance for obsolete inventory	33.9	42.6	64.3	61.7
Deferred income taxes	45.5	3.4	52.4	34.8
Changes in assets and liabilities	144.2	(330.5)	(86.1)	(314.9)
Net cash provided by (used in) operating activities	564.3	146.3	596.2	609.6

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(50.5)	(38.8)	(77.8)	(86.0)
Purchase of intangible assets	(83.0)	(72.2)	(175.2)	(143.1)
Purchase of available for sale securities	(125.0)	(850.0)	(475.0)	(850.0)
Maturity of available for sale securities	246.7	—	686.7	—
Acquisition of subsidiaries (net of cash acquired)	(443.7)	—	(443.7)	—
Net cash provided by (used in) investing activities	(455.5)	(961.0)	(485.0)	(1,079.1)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(216.1)	(188.9)	(216.1)	(188.9)
Purchase of shares	(84.7)	(108.8)	(84.7)	(244.5)
Net proceeds from issuance of shares	7.2	4.2	17.6	20.5
Capital repayment	—	—	—	—
Repayment of debt	(0.9)	(0.7)	(1.7)	(1.4)
Net cash provided by (used in) financing activities	(294.5)	(294.2)	(284.9)	(414.3)

Net cash flows	(185.7)	(1,108.9)	(173.7)	(883.8)

Effect of changes in exchange rates on cash	(2.1)	7.3	(1.6)	3.8
Net increase (decrease) in cash and cash equivalents	(187.8)	(1,101.6)	(175.3)	(880.0)

ASML—Quarterly Summary IFRS Consolidated Statement of Profit or Loss 1,2

	Three months ended,
	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jul 1,
(in millions EUR)	2013 [3]	2013	2012	2012	2012

Net system sales	915.5	676.9	766.5	1,000.3	984.8
Net service and field option sales	271.2	215.2	256.6	228.5	242.9
Total net sales	1,186.7	892.1	1,023.1	1,228.8	1,227.7

Total cost of sales	(724.9)	(570.8)	(642.1)	(724.6)	(714.1)
Gross profit	461.8	321.3	381.0	504.2	513.6

Other income	16.3	14.2	—	—	—
Research and development costs	(116.7)	(101.7)	(87.5)	(60.4)	(72.4)
Selling, general and administrative costs	(69.2)	(62.7)	(78.9)	(70.4)	(50.8)
Operating income	292.2	171.1	214.6	373.4	390.4

Interest income (expense), net	(6.7)	(0.2)	0.7	(2.9)	0.9
Income before income taxes	285.5	170.9	215.3	370.5	391.3

Benefit from (provision for) income taxes	(26.5)	(15.2)	105.5	(47.9)	(49.8)
Net income	259.0	155.7	320.8	322.6	341.5

ASML—Quarterly Summary IFRS Consolidated Statement of Financial Position 1,2

	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jul 1,
(in millions EUR)	2013 [3]	2013	2012	2012	2012

ASSETS
Property, plant and equipment	1,137.2	1,012.3	1,029.9	1,036.9	1,169.2
Goodwill	2,046.8	162.3	158.1	154.9	159.5
Other intangible assets	1,364.5	533.2	460.9	411.4	357.0
Deferred tax assets	236.7	189.5	188.6	195.3	213.2
Finance receivables	17.5	17.4	38.6	44.7	—
Derivative financial instruments	65.9	102.1	101.7	94.0	81.4
Other assets	223.6	207.8	206.9	207.8	205.7
Total non-current assets	5,092.2	2,224.6	2,184.7	2,145.0	2,186.0

Inventories	2,359.0	2,005.8	1,857.0	1,935.8	1,737.5
Current tax assets	49.4	64.8	57.1	36.6	23.6
Derivative financial instruments	35.0	32.6	50.1	41.9	30.0
Finance receivables	252.4	300.8	265.2	221.6	122.3
Accounts receivable	612.8	689.8	605.3	326.8	631.7
Other assets	232.5	215.2	166.0	167.5	179.4
Short-term investments	758.3	840.0	930.0	1,040.0	850.0
Cash and cash equivalents	1,592.3	1,780.1	1,767.6	5,118.8	1,851.8
Total current assets	5,891.7	5,929.1	5,698.3	8,889.0	5,426.3

Total assets	10,983.9	8,153.7	7,883.0	11,034.0	7,612.3

EQUITY AND LIABILITIES
Equity	7,050.7	4,664.5	4,498.2	7,315.4	3,959.0

Long-term debt	732.9	743.8	752.9	744.2	738.5
Derivative financial instruments	2.9	11.8	4.0	3.7	3.4
Deferred and other tax liabilities	441.3	143.1	132.8	255.0	239.6
Provisions	6.9	6.6	8.0	8.7	9.5
Accrued and other liabilities	260.0	237.9	401.1	405.3	587.5
Total non-current liabilities	1,444.0	1,143.2	1,298.8	1,416.9	1,578.5

Provisions	2.4	3.3	2.3	2.3	2.4
Derivative financial instruments	9.1	3.4	6.9	7.2	11.9
Current portion of long-term debt	3.8	3.6	3.6	2.6	2.6
Current and other tax liabilities	1.8	18.2	10.7	11.2	12.6
Accrued and other liabilities	1,960.1	1,895.2	1,873.5	1,885.5	1,699.0
Accounts payable	512.0	422.3	189.0	392.9	346.3
Total current liabilities	2,489.2	2,346.0	2,086.0	2,301.7	2,074.8

Total equity and liabilities	10,983.9	8,153.7	7,883.0	11,034.0	7,612.3

ASML—Quarterly Summary IFRS Consolidated Statement of Cash Flows 1,2

	Three months ended,
	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jul 1,
(in millions EUR)	2013 [3]	2013	2012	2012	2012

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	259.0	155.7	320.8	322.6	341.5

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	68.8	63.0	65.9	62.6	82.5
Impairment	2.6	0.1	0.5	1.7	1.1
Loss on disposal of property, plant and equipment	0.5	0.1	0.2	0.5	1.2
Share-based payments	9.4	5.7	5.0	4.9	4.4
Allowance for doubtful receivables	0.4	0.3	(0.3)	0.5	0.1
Allowance for obsolete inventory	33.9	30.4	38.7	18.4	42.6
Deferred income taxes	45.5	6.9	(113.1)	36.6	3.4
Changes in assets and liabilities	144.2	(230.3)	(502.2)	126.4	(330.5)
Net cash provided by (used in) operating activities	564.3	31.9	(184.5)	574.2	146.3

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(50.5)	(27.3)	(35.7)	(50.2)	(38.8)
Purchase of intangible assets	(83.0)	(92.2)	(74.7)	(83.4)	(72.2)
Purchase of available for sale securities	(125.0)	(350.0)	(90.0)	(440.0)	(850.0)
Maturity of available for sale securities	246.7	440.0	200.0	250.0	—
Acquisition of subsidiaries (net of cash acquired)	(443.7)	—	(10.3)	—	—
Net cash provided by (used in) investing activities	(455.5)	(29.5)	(10.7)	(323.6)	(961.0)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(216.1)	—	—	—	(188.9)
Purchase of shares	(84.7)	—	(265.7)	(25.2)	(108.8)
Net proceeds from issuance of shares	7.2	10.4	840.7	3,046.5	4.2
Capital repayment	—	—	(3,728.3)	—	—
Repayment of debt	(0.9)	(0.8)	(0.8)	(0.7)	(0.7)
Net cash provided by (used in) financing activities	(294.5)	9.6	(3,154.1)	3,020.6	(294.2)

Net cash flows	(185.7)	12.0	(3,349.3)	3,271.2	(1,108.9)

Effect of changes in exchange rates on cash	(2.1)	0.5	(1.9)	(4.2)	7.3
Net increase (decrease) in cash and cash equivalents	(187.8)	12.5	(3,351.2)	3,267.0	(1,101.6)

Notes to the Summary IFRS Consolidated Financial Statements

Basis of Presentation

The accompanying consolidated financial statements are stated in millions of euros (‘EUR’) unless otherwise indicated. ASML has prepared the accompanying summary consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU – accounting principles generally accepted in the Netherlands for companies quoted on Euronext Amsterdam. On May 30, 2013, we acquired 100% of the issued share capital of Cymer Inc., comparative financial information presented in the Consolidated Financial Statements does not include Cymer. Further disclosures, as required under IFRS in annual reports and interim reporting (IAS 34), are not included in the summary consolidated financial statements.

For internal and external reporting purposes, we apply accounting principles generally accepted in the United States of America (“U.S. GAAP”). U.S. GAAP is our primary accounting standard for the setting of financial and operational performance targets.

Use of estimates

The preparation of our consolidated financial statements in conformity with IFRS as adopted by the EU requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the dates of the statement of financial position and the reported amounts of revenue and expenses during the reported periods. Actual results could differ from those estimates.

Basis of consolidation

The consolidated financial statements include the financial statements of ASML Holding N.V. and its subsidiaries and the special purpose entities over which ASML has control (referred to as “ASML”). All intercompany profits, balances and transactions have been eliminated in the consolidation. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one-half of the voting rights.

Revenue recognition

In general, we recognize the revenue from the sale of a system upon shipment and the revenue from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s cleanroom facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer, if any. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. In case not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but is substantive rather than inconsequential or perfunctory, a portion of the sales price is deferred. Although each system’s performance is re-tested upon installation at the customer’s site, we have never failed to successfully complete installation of a system at a customer’s premises.

The main portion of our revenue is derived from contractual arrangements with our customers that have multiple deliverables, which mainly include the sale of our systems, installation and training services and prepaid extended and enhanced (optic) warranty contracts. The revenue relating to the undelivered elements of the arrangements is deferred until delivery of these elements. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid extended and enhanced (optic) warranty contracts is recognized over the term of the contract.

Foreign currency risk management

Our sales are predominately denominated in euros. Exceptions may occur on a customer by customer basis. Our cost of sales and other expenses are mainly dominated in euros, to a certain extent in U.S. dollar and Japanese yen and to a limited extent in other currencies. Therefore, we are exposed to foreign currency exchange risk.

It is our policy to hedge material transaction exposures, such as forecasted sales and purchase transactions, and material net remeasurement exposures, such as accounts receivable and payable. We hedge these exposures through the use of foreign exchange contracts.

ASML—Reconciliation U.S. GAAP - IFRS 1,2

Net income	Three months ended,			Six months ended,
(in millions EUR)	Jun 30, 2013	Jul 1, 2012		Jun 30, 2013	Jul 1, 2012
Net income based on U.S. GAAP	220.8	291.9		317.0	573.9
Development expenditures (see Note 1)	51.9	39.6		109.9	74.7
Share-based payments (see Note 2)	(0.1)	0.2		0.7	0.2
Income taxes (see Note 3)	(13.6)	1.9		(12.9)	2.9
Reversal of write-downs (see Note 4)	—	7.9		—	7.2
Net income based on IFRS	259.0	341.5		414.7	658.9

Shareholders’ equity (in millions EUR)	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Jul 1, 2012
Shareholders’ equity based on U.S. GAAP	6,498.0	4,172.1	4,066.9	6,905.7	3,595.5
Development expenditures (see Note 1)	507.3	456.1	396.8	356.6	308.7
Share-based payments (see Note 2)	27.1	4.2	4.1	4.1	4.0
Income taxes (see Note 3)	18.3	32.1	30.4	35.0	36.4
Reversal of write-downs (see Note 4)	—	—	—	14.0	14.4
Equity based on IFRS	7,050.7	4,664.5	4,498.2	7,315.4	3,959.0

Notes to the reconciliation from U.S. GAAP to IFRS

Note 1 Development expenditures

Under U.S. GAAP, ASML applies ASC 730, “Research and Development”. In accordance with ASC 730, ASML charges costs relating to research and development to operating expense as incurred.

Under IFRS, ASML applies IAS 38, “Intangible Assets”. In accordance with IAS 38, ASML capitalizes certain development expenditures that are amortized over the expected useful life of the related product generally ranging between one and three years. Amortization starts when the developed product is ready for volume production.

Note 2 Share-based Payments

Under U.S. GAAP, ASML applies ASC 718 “Compensation- Stock Compensation” which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. ASC 718’s general principle is that a deferred tax asset is established as we recognize compensation costs for commercial purposes for awards that are expected to result in a tax deduction under existing tax law. Under U.S. GAAP, the deferred tax recorded on share-based compensation is computed on the basis of the expense recognized in the financial statements. Therefore, changes in ASML’s share price do not affect the deferred tax asset recorded in our financial statements.

Under IFRS, ASML applies IFRS 2, “Share-based Payments”. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options and stock granted to its employees after November 7, 2002. Under IFRS, at period end a deferred tax asset is computed on the basis of the tax deduction for the share-based payments under the applicable tax law and is recognized to the extent it is probable that future taxable profit will be available against which these deductible temporary differences will be utilized. Therefore, changes in ASML’s share price do affect the deferred tax asset at period-end and result in adjustments to the deferred tax asset.

Note 3 Income taxes

Under U.S. GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which prepaid taxes must be recognized in consolidation. Contrary to IFRS, the prepaid taxes under U.S. GAAP are calculated based on the tax rate applicable in the seller’s rather than the purchaser’s tax jurisdiction.

Under IFRS, ASML applies IAS 12, “Income Taxes” beginning from January 1, 2005. In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which deferred taxes must be recognized in consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.

Note 4 Reversal of write-downs

Under U.S. GAAP, ASML applies ASC 330 “Inventory”. In accordance with ASC 330 reversal of a write-down is prohibited as a write-down creates a new cost basis.

Under IFRS, ASML applies IAS 2 (revised), “Inventories”. In accordance with IAS 2, reversal of a prior period write-down as a result of a subsequent increase in value of inventory should be recognized in the period in which the value increase occurs.

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, expected sales levels, realization of systems backlog, IC unit demand, expected financial results, gross margin and expenses, expected adjustments relating to the Cymer acquisition (including purchase price allocation adjustments), the number of EUV systems expected to be shipped and recognized in revenue, dividend policy and intention to repurchase shares. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, our ability to successfully integrate Cymer and the amounts of adjustments ultimately recognized in connection with the Cymer acquisition, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

[1]	These financial statements are unaudited.
[2]	Numbers have been rounded.
[3]	Figures include Cymer LLC and its subsidiaries as of May 30, 2013.